AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 24, 1997

                                                      REGISTRATION NO. 333-32181

--------------------------------------------------------------------------------
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ---------------------------------

                                AMENDMENT NO. 2
                                       TO
                                    FORM S-6

                       ---------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                       ---------------------------------

A. EXACT NAME OF TRUST:

                              EQUITY INVESTOR FUND
                                 SELECT SERIES
                          PRINCIPLED VALUES PORTFOLIO
                    (FORMERLY AFFIRMATIVE VALUES PORTFOLIO)
                              DEFINED ASSET FUNDS


B. NAMES OF DEPOSITOR:

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

C. COMPLETE ADDRESSES OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
               DEFINED ASSET FUNDS
                  P.O. BOX 9051
             PRINCETON, NJ 08543-9051

D. NAMES AND COMPLETE ADDRESSES OF AGENT FOR SERVICE:

  TERESA KONCICK, ESQ.
      P.O. BOX 9051
PRINCETON, NJ 08543-9051                                 COPIES TO:
                                                   PIERRE DE SAINT PHALLE,
                                                            ESQ.
                                                    450 LEXINGTON AVENUE
                                                     NEW YORK, NY 10017

E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

 As soon as practicable after the effective date of the Registration Statement.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FUTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

     SUBJECT TO COMPLETION, PRELIMINARY PROSPECTUS DATED DECEMBER   , 1997


                                        DEFINED ASSET FUNDSSM
--------------------------------------------------------------------------------


EQUITY INVESTOR FUND          The objective of this Defined Fund is capital
SELECT SERIES                 appreciation by investing for a period of about
PRINCIPLED VALUES PORTFOLIO   one year in a socially responsible portfolio of
(A UNIT INVESTMENT            common stocks. Dividend income is not an objective
TRUST)                        of the Portfolio.
------------------------------The Portfolio is not an appropriate investment for investors seeking preservation of capital or a high level of current income.
                              The value of units will fluctuate with the value of the common stocks in the Portfolio and there can be no assurance that the stocks or the units will appreciate in value.
                              Minimum purchase: $250.



                               -------------------------------------------------
                               THESE SECURITIES HAVE NOT BEEN APPROVED OR
                               DISAPPROVED BY THE SECURITIES AND EXCHANGE
                               COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
                               HAS THE COMMISSION OR ANY STATE SECURITIES
                               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                               OF THIS DOCUMENT. ANY REPRESENTATION TO THE
                               CONTRARY IS A CRIMINAL OFFENSE.
                               Inquiries should be directed to the Trustee at
SPONSOR:                       1-800-221-7771.
Merrill Lynch,                 Prospectus dated January   , 1998.
Pierce, Fenner & Smith         INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY
Incorporated                   AND RETAIN IT FOR FUTURE REFERENCE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

--------------------------------------------------------------------------------

Defined Asset FundsSM
Defined Asset Funds is America's oldest and largest family of unit investment trusts, with over $115 billion sponsored in the last 25 years. Each Defined Asset Fund is a portfolio of preselected securities. The portfolio is divided into 'units' representing equal shares of the underlying assets. Each unit receives an equal share of income and principal distributions.

Defined Asset Funds offer several defined 'distinctives'. You know in advance what you are investing in and that changes in the portfolio are limited - a defined portfolio. Most defined bond funds pay interest monthly - defined income. The portfolio offers a convenient and simple way to invest - simplicity defined.

Your financial professional can help you select a Defined Asset Fund to meet your personal investment objectives. Our size and market presence enable us to offer a wide variety of investments. The Defined Asset Funds family offers:

 Municipal bond portfolios
 Corporate bond portfolios
 Government bond portfolios
 Equity portfolios
 International bond and equity portfolios

The terms of Defined Funds are as short as one year or as long as 30 years. Special defined bond funds are available including: insured funds, double and triple tax-free funds and funds with 'laddered maturities' to help protect against changing interest rates. Defined Asset Funds are offered by prospectus only.

---------------------------------------------------
Defined Principled Values Portfolio
---------------------------------------------------

The Portfolio contains   common stocks selected by the Sponsor for capital
appreciation from among companies that are considered to have socially responsible policies and positive diversity records. This Select Series permits investors to buy and hold the Portfolio for approximately one year. Each Select Portfolio is designed to be part of a longer term strategy and the Sponsor believes that more consistent results are likely if the strategy is followed for at least three to five years.

The Sponsor selected the Securities through a multi-step screening process. The starting point was the Domini 400 Social IndexSM, which monitors the financial performance of 400 companies that have been screened on a broad range of social issues such as product safety and the environment and that have no involvement with tobacco, alcohol, gambling, nuclear power or military contracting. Stocks in this Index are also free of any major controversies concerning affirmative action issues. Next, Kinder, Lydenberg, Domini & Co. (KLD), the Portfolio Consultant, selected companies from the Index that have a positive record of diversity. KLD's screening process identified these companies on the basis of characteristics including: chief executive officers who are women or members of a minority group; boards of directors that include a significant percentage of women, minorities or the disabled; significant progress in promoting women and minorities; employee programs focusing on family concerns; records of subcontracting with women-or minority-owned businesses, and innovative hiring or other programs for the disabled.

Finally, to the list of companies provided by the Portfolio Consultant, the Sponsor applied a proprietary screening process that focuses on various quantitative factors such as recent price performance, price to earnings ratios
and dividend yield, to produce the final list of   stocks. These stocks are
approximately equally weighted in the Portfolio.


---------------------------------------------------
Defining Your Portfolio
---------------------------------------------------

The Portfolio is diversified among various industry groups.

Based upon the principal business of each issuer and current market values, the following industry groups are represented in the Portfolio:
                                  APPROXIMATE
                               PORTFOLIO PERCENTAGE

/ /                                      %
/ /
/ /
/ /
---------------------------------------------------
Defining Your Risks
---------------------------------------------------


Unlike many funds, this Portfolio consists of stocks that were selected, in part, for non-economic reasons, and no assurances can be given that this Portfolio will perform as well as funds that include stocks of issuers that would not be selected by the Portfolio Consultant (see Risk Factors in Part B).

The Portfolio is concentrated in common stocks of issuers in the industry and is therefore subject to certain risks associated with that industry. (See Risk Factors in Part B.) The Portfolio is not appropriate for investors who are unable or unwilling to assume the risk involved generally with an equity investment and who are seeking preservation of capital or high current income. There can be no assurance that the Portfolio will meet its objective over its one-year life.

Unlike a mutual fund, the Portfolio is not actively managed and the Sponsor receives no management fee. Therefore, the adverse financial condition of an issuer, changes in the Sponsor's or the Portfolio Consultant's opinions or any market movement in the price of a security will not require the sale of securities from the Portfolio or mean that the Sponsor will not continue to purchase the security in order to create additional Units; however, the Sponsor may instruct the Trustee to sell securities under certain limited circumstances. (See Portfolio Supervision in Part B.)

Unit price fluctuates with the value of the Portfolio, which could be affected by changes in the financial condition of the issuers, the impact of the Sponsor's purchase and sale of securities for the Portfolio, movements in stock prices generally and other factors. Additionally, equity markets have been at historically high levels and no assurance can be given that these levels will continue. (See Risk Factors in Part B.)

---------------------------------------------------
Defining Your Investment
---------------------------------------------------

PUBLIC OFFERING PRICE PER 1,000 UNITS                  $1,000.00

The Public Offering Price as of January   , 1998, the business day prior to the
initial date of deposit, is based on the aggregate value of the underlying
securities ($           ) and any cash held to purchase securities, divided by
the number of units outstanding (        ) times 1,000, plus the initial sales
charge. Units offered on the Initial Date of Deposit will also be priced at $1,000 per 1,000 Units although the aggregate value of the underlying securities, cash amount and number of Units may vary. The Public Offering Price on any subsequent date will vary. The underlying securities are valued by the Trustee on the basis of their closing sale prices at 4:00 p.m. Eastern time on every business day.

SALES CHARGES


The total sales charge for this investment combines an initial up-front sales charge and a deferred sales charge that will be deducted from the net asset
value of the Portfolio on             , 1998 and thereafter on the first of each
month through             , 1999.

EXCHANGE OPTION

You may exchange your units of this Portfolio for units of any other Select or Focus Series any time prior to termination of this Portfolio. If you continue to hold your units, when this Portfolio is about to be liquidated you may have the option to roll your proceeds into the next Principled Values Portfolio, if available. If you notify your financial professional by , your units will be redeemed and your proceeds will be reinvested in units of the next Portfolio, if available. If you decide not to roll over your proceeds, you will receive a cash distribution after termination. Of course you can sell or redeem your Units at any time prior to termination.

QUARTERLY INCOME DISTRIBUTIONS

You will receive distributions of any dividend income, net of expenses, on the
25th day of          , ,          and            commencing , 1998, if you own
Units on the 10th of those months.

REINVESTMENT OPTION

You can elect to automatically reinvest your distributions into additional units of the Portfolio subject only to the deferred sales charge remaining at the time of reinvestment. Reinvesting helps to compound your income for a greater total return.

TAXES

In the opinion of counsel, you will be considered to have received all the dividends paid on your pro rata portion of each security in the Portfolio when those dividends are received by the Portfolio, even though a portion of the dividend payments may be used to pay expenses of the Portfolio and regardless of whether you reinvest your dividends in the Portfolio. You will not be entitled under the Taxpayer Relief Act of 1997 to the new 20% maximum federal tax rate for capital gains derived from the Portfolio. (See Taxes in Part B.)

TAX BASIS REPORTING

The proceeds received when you sell this investment will reflect the deduction of the deferred sales charge and the charge for organizational expenses. In addition, the annual statement and the relevant tax reporting forms you receive at year-end will be based upon the amount paid to you (net of the deferred sales charge and the charge for organizational expenses). Accordingly, you should not increase your basis in your units by the deferred sales charge and the charge for organizational expenses.

MANDATORY TERMINATION DATE

The Portfolio will terminate by           , 1999. The final distribution will be
made within a reasonable time afterward. The Portfolio may be terminated earlier if its value is less than 40% of the value of the securities when deposited.


SPONSOR'S PROFIT OR LOSS

The Sponsor's profit or loss from the Portfolio will include the receipt of applicable sales charges, fluctuations in the Public Offering Price or secondary
market price of units, a loss of $      on the initial deposit of the securities
and a gain or loss on subsequent deposits of securities (see Sponsor's and Underwriters' Profits in Part B).

---------------------------------------------------
Defining Your Costs
---------------------------------------------------


SALES CHARGE

First-time investors pay a maximum sales charge of 2.75% of the offering price, of which $17.50 per 1,000 Units is deferred. For example, on a $1,000 investment, 2.75% less $17.50 (or about 1.0%) is deducted when you buy, and the remaining $990 is invested in the Portfolio.

In addition, a deferred sales charge of $1.75 per 1,000 units will be deducted from the Portfolio's net asset value each month over the last ten months of the Portfolio's life ($17.50 total). This deferred method of payment keeps more of your money invested over a longer period of time.

If you roll the proceeds of your investment into a new portfolio or exchange units of this Portfolio for units of another Select or Focus Series, you will not be subject to the 1.0% initial charge, just the $17.50 deferred fee. (See How To Buy Units--Public Offering Price.)

Although this is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay.


                               As a %
                             of Initial     Amount
                               Public        per
                              Offering      1,000
                                Price       Units
                             -----------   --------
Initial Sales Charge                 1.00% $   10.00
Deferred Sales Charge per
  Year                               1.75%     17.50
                             -----------   --------
Maximum Sales Charge                 2.75%      2.75%
                             -----------   --------
                             -----------   --------


This Portfolio (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states, and the initial audit of the Portfolio--as is common for mutual funds.

ESTIMATED ANNUAL FUND OPERATING EXPENSES


                            As a %
                            of Net      Amount per
                            Assets      1,000 Units
                          -----------   -----------
Trustee's Fee%                          $
Portfolio Supervision,
  Bookkeeping and
  Administrative Fees%                  $
Organizational Expenses%                $
Other Operating
  Expenses%                             $
                          -----------   -----------
TOTAL%                                  $


The sales charge is reduced on purchases of $50,000 or more as follows:


                                   Sales Charge
                                     (As % of
                                      Public
                                     Offering
       Amount Purchased               Price)
-------------------------------   --------------
Less than $50,000                            2.75%
$50,000 to $99,999                           2.25
$100,000 to $499,999                         1.75
$500,000 to $999,999                         1.00
$1,000,000 to $4,999,999                     0.75
$5,000,000 or more                           0.60


COSTS OVER TIME

You would pay the following cumulative expenses on a $1,000 investment, assuming 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:


1 Year   3 Years   5 Years   10 Years
  $         $         $         $


Although the Portfolio has a term of only one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the investment is rolled over into a new portfolio subject only to the deferred sales charge and fund expenses.


The example assumes reinvestment of any dividends and distributions and uses a 5% annual rate of return as mandated by SEC regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment.

Reductions to the repurchase and cash redemption prices in the secondary market to recoup the costs of liquidating securities to meet redemption (described below) have not been reflected. The example should not be considered a representation of past or future expenses or annual rates of return; the actual expenses and annual rates of return may be more or less than the example.

REDEEMING OR SELLING YOUR INVESTMENT


You may redeem or sell your units at any time prior to the termination of the Portfolio. Your price will be based on the then current net asset value. The
redemption and secondary market repurchase price as of January   , 1998 was
$972.50 per 1,000 units ($27.50 per 1,000 units less than the Public Offering Price). This price reflects deductions of the deferred sales charge which declines over the life of the Portfolio ($17.50 initially). If you redeem or sell your units before termination of the Portfolio, you will pay the remaining balance of the deferred sales charge. After the initial offering period, the repurchase and cash redemption prices for units may be reduced to reflect the estimated costs of liquidating securities to meet the redemption, currently
estimated at $    per 1,000 units. If you reinvest in a new portfolio, you will pay your share of any brokerage commissions on the sale of underlying securities when your units are liquidated during the rollover.

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsor, Trustee and Holders of Equity Investor Fund, Select Series, Principled Values Portfolio, Defined Asset Funds (the 'Portfolio'):


We have audited the accompanying statement of condition and the defined
portfolio included in the prospectus of the Portfolio as of January   , 1998.
This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in
all material respects, the financial position of the Portfolio as of January   ,
1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, N.Y.
January   , 1998

                 STATEMENT OF CONDITION AS OF JANUARY    , 1998

TRUST PROPERTY


Investments--Contracts to purchase Securities(1).........$
Organizational Costs(2)..................................
                                                         --------------------
        Total............................................$
                                                         --------------------
                                                         --------------------
LIABILITY AND INTEREST OF HOLDERS
  Accrued Liability(2)...................................$
                                                         --------------------
  Subtotal...............................................$
                                                         --------------------
Interest of Holders of         Units of fractional
  undivided interest outstanding(3):
  Cost to investors(4)...................................$
  Gross underwriting commissions(5)......................              (    )
                                                         --------------------
  Subtotal...............................................$
                                                         --------------------
        Total............................................$
                                                         --------------------
                                                         --------------------


------------
        (1) Aggregate cost to the Portfolio of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on
January   , 1998. The contracts to purchase securities are collateralized by an
irrevocable letter of credit which has been issued by          , New York
Branch, in the amount of $           and deposited with the Trustee. The amount
of the letter of credit includes $           for the purchase of securities.
        (2) This represents a portion of the Portfolio's organizational costs, which will be deferred and amortized over the life of the Portfolio. Organizational costs have been estimated based on projected total assets of $ million. To the extent the Portfolio is larger or smaller, the estimate may vary.
        (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted from the initial number of Units to maintain the $1,000 per 1,000 Units offering price.
        (4) Aggregate public offering price computed on the basis of the value
of the underlying securities at 4:00 p.m., Eastern time on January   , 1998.

        (5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Public Offering Price. A deferred sales charge of $1.75 per 1,000 Units per
month is payable on             , 1998 and thereafter on the first of each month
through             , 1999. Distributions will be made on behalf of investors to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied. If units are
redeemed prior to           1999, the remaining portion of the distribution
applicable to the units will be transferred to the account on the redemption date.

--------------------------------------------------------------------------------
                               Defined Portfolio
--------------------------------------------------------------------------------


Equity Investor Fund
Select Series
Principled Values Portfolio                                     January   , 1998
Defined Asset Funds



                                                 NUMBER OF   PERCENTAGE      PRICE
                                                 SHARES OF       OF        PER SHARE       COST
                                     TICKER       COMMON      PORTFOLIO       TO       TO PORTFOLIO
NAME OF ISSUER                       SYMBOL        STOCK         (1)       PORTFOLIO       (2)
---------------------------------------------------------------------------------------------------

1.%                                                                        $           $
2.
3.
4.
5.
6.
7.
8.
9.
10.
11.
12.
13.
14.
15.
16.
17.
18.
19.
20.
21.
22.
23.
24.
25.


----------------------------

(1) Based on Cost to Portfolio.
(2) Valuation by the Trustee made on the basis of closing sale prices at the
    evaluation time on January   , 1998, the initial date of deposit. The value
    of the securities on any subsequent date will vary.
                          ----------------------------
The securities were acquired on January   , 1998 and are represented entirely by
contracts to purchase the securities. The Sponsor may have acted as underwriter, manager or comanager of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsor may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or in options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of the Sponsor may be an officer or director of one or more of the issuers of the securities in the Portfolio. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner or arbitrageur in any of the securities or in options on them. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

                             DEFINED ASSET FUNDSSM
                               PROSPECTUS--PART B

        EQUITY INVESTOR FUND, SELECT SERIES PRINCIPLED VALUES PORTFOLIO
          FURTHER INFORMATION REGARDING THE PORTFOLIO MAY BE OBTAINED WITHIN FIVE DAYS BY WRITING OR CALLING THE TRUSTEE AT THE ADDRESS AND
        TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS.
                                     INDEX


                                                                PAGE
                                                                ----
     PORTFOLIO DESCRIPTION...................................      1
     RISK FACTORS............................................      2
     HOW TO BUY UNITS........................................      3
     HOW TO REDEEM OR SELL UNITS.............................      4
     EXCHANGE OPTION.........................................      6
     INCOME, DISTRIBUTIONS AND REINVESTMENT..................      7
     PORTFOLIO EXPENSES......................................      7
     TAXES...................................................      8
     RECORDS AND REPORTS.....................................     10
     TRUST INDENTURE.........................................     10
     MISCELLANEOUS...........................................     11
     SUPPLEMENTAL INFORMATION................................     13


PORTFOLIO DESCRIPTION

THE PRINCIPLED VALUES PORTFOLIO

    This Portfolio seeks capital appreciation by acquiring and holding for about one year certain equity securities of domestic issuers. The starting point in selecting the Securities was the Domini 400 Social IndexSM*. This Index was established in 1990 and is a market capitalization-weighted common stock index consisting of 400 corporations that have passed multiple, broad-based social screens. The Index is maintained by Kinder, Lydenberg, Domini & Co., Inc. (KLD), an investment advisory firm specializing in social investment research. The Domini Social Index is intended to serve as a proxy and benchmark for the universe of stocks from which social investors might choose. The Sponsor then applied various screens to the Index, as described in Part A, to select the Portfolio.

    Investors should be aware that the Portfolio may not be able to buy each Security at the same time because of availability of the Security, any purchase restrictions applicable to the Portfolio because of the federal securities laws or otherwise. Any monies allocated to the purchase of a Security will generally be held for the purchase of the Security.

    The deposit of the Securities in the Portfolio on the initial date of deposit established a proportionate relationship among the number of shares of each Security. During the 90-day period following the initial date of deposit the Sponsor may deposit additional Securities in order to create new Units, maintaining to the extent practicable that original proportionate relationship. Deposits of additional Securities subsequent to the 90-day period must generally replicate exactly the proportionate relationship among the number of shares of each Security in the Portfolio at the end of the initial 90-day period. The ability to acquire each Security at the same time will generally depend upon the Security's availability and any restrictions on the purchase of that Security under the federal securities laws or otherwise.

    Additional Units may also be created by the deposit of cash (including a letter of credit) with instructions to purchase additional Securities. This practice could cause both existing and new investors to experience a dilution of their investments and a reduction in their anticipated income because of price fluctuations in the Securities between the time of the cash deposit and the actual purchase of the additional Securities and because the associated brokerage fees will be an expense of the Portfolio. To minimize the risk of price fluctuations when purchasing Securities, the Portfolio will try to purchase Securities as close to the evaluation time or at prices as close to the evaluated prices as

------------
* The Domini 400 Social Index is a service mark of its publisher, Kinder, Lydenberg, Domini & Co., Inc.

possible. The Portfolio may also enter into program trades with unaffiliated broker/dealers, which may have the effect of increasing brokerage commissions, while reducing market risk.

PORTFOLIO SUPERVISION


    The Portfolio follows an investment strategy that buys stocks and generally holds them for one year, in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security in the open market when in its opinion it is in the best interests of investors to do so. While the Portfolio is not actively managed, the Portfolio is regularly reviewed and evaluated and Securities may be sold in the case of adverse developments concerning a Security, including the adverse financial condition of the issuer, the institution of legal proceedings against the issuer, or a decline in the price or the occurrence of other market or credit factors that might make retention of the Security detrimental to the interest of investors. Securities can also be sold to meet redemption of Units.

RISK FACTORS

    Unlike many funds, the stocks in this Portfolio were initially selected for social reasons and there can be no assurance that the Portfolio will perform better or worse than stocks selected solely on economic criteria. The chart below illustrates how one measure of socially responsible investing -- the Domini 400 Social Index -- has compared to the S&P 500 Index* since the Domini Index's inception in 1990. This chart is included to address the common belief that to achieve principled investing, you normally must sacrifice some investment return. Of course, past performance is no guarantee of future results. And, while the Domini Index is one of several screens used in choosing securities for the Portfolio, these other screens, as well as Portfolio sales charges and expenses, would have materially affected results; therefore Index performance is no indication of future Portfolio results, especially since there has not been a down year in the market since The Domini Index was established in 1990.


                                                           S&P 500
                                  DOMINI 400 SOCIAL         INDEX
                                        INDEX               TOTAL
                                     TOTAL RETURN          RETURN
                                  ------------------     -----------
               1991                             37.84%          30.55%
               1992                             12.09            7.67
               1993                              8.52            9.99
               1994                              0.18            1.31
               1995                             38.20           37.43
               1996                             23.70           23.07
               1997 (through
               9/30/97                          32.06           29.64
               Total Return                    279.21          243.44
               Average Annual
               Return                           21.82           20.05


----------------

   Returns represent price changes plus dividends reinvested.

    An investment in the Portfolio also entails certain general risks, including the risk that the value of your investment will decline if the financial condition of the issuers of the Securities becomes impaired or if the general condition of the stock market worsens. The rights of holders of common stocks to receive payments from the issuer are generally inferior to the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Moreover, because common stocks do not represent an obligation of the issuer they do not offer any assurance of income or provide the degree of protection of capital provided by debt securities. Common stocks in general are susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of issuers change. Equity markets can be affected by unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

------------
* 'S&P 500' is a service mark of The McGraw-Hill Companies, Inc.

The Sponsor cannot predict the direction or scope of any of these factors. Additionally, equity markets have been at historically high levels and no assurance can be given that these levels will continue. There can be no assurance that the Portfolio will be effective in achieving its objective over its one-year life. The Portfolio is not designed to be a complete investment program.


LITIGATION AND LEGISLATION

    The Sponsor does not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on the Portfolio, although pending litigation may have a material adverse effect on the value of Securities in the Portfolio. In addition, at any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Portfolio or the issuers of the Securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Portfolio. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Portfolio or will not impair the ability of the issuers of the Securities to achieve their business goals. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. This type of legislation, if enacted into law, would adversely affect the after-tax return to investors who can take advantage of the deduction. See Taxes.

LIFE OF THE FUND; FUND TERMINATION

    The size and composition of the Portfolio will be affected by the level of redemptions of Units that may occur from time to time. Principally, this will depend upon the number of investors seeking to sell or redeem their Units or participating in an exchange or rollover. The Portfolio will be terminated no later than the mandatory termination date specified in Part A of the Prospectus. It will terminate earlier upon the disposition of the last Security or upon the consent of investors holding 51% of the Units. The Portfolio may also be terminated earlier by the Sponsor once its total assets have fallen below the minimum value specified in Part A of the Prospectus. A decision by the Sponsor to terminate the Portfolio early, which will likely be made following the rollover, will be based on factors such as the size of the Portfolio relative to its original size, the ratio of Portfolio expenses to income, and the cost of maintaining a current prospectus.

    Notice of impending termination will be provided to investors and thereafter units will no longer be redeemable. On or shortly before termination, the Trustee will seek to dispose of any Securities remaining in the Portfolio although any Security unable to be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final disposition. A proportional share of the expenses associated with termination, including brokerage costs in disposing of Securities, will be borne by investors remaining at that time. This may have the effect of reducing the amount of proceeds those investors are to receive in any final distribution.

HOW TO BUY UNITS

    Units are available from the Sponsor, Underwriter and other broker-dealers at the Public Offering Price. The Public Offering Price varies each Business Day with changes in the value of the Portfolio and other assets and liabilities of the Portfolio.

PUBLIC OFFERING PRICE


    Units are charged a combination of Initial and Deferred Sales Charges equal, in the aggregate, to a maximum charge of 2.75% of the public offering price or, for quantity purchases of units of all Select Series by an investor and the investor's spouse and minor children, or by a single trust estate or fiduciary account, made on a single day, the following percentages of the public offering price:

                                               APPLICABLE SALES CHARGE
                                             (GROSS UNDERWRITING PROFIT)
                                           -------------------------------
                                               AS % OF        AS % OF NET
                                           PUBLIC OFFERING       AMOUNT
AMOUNT PURCHASED                                PRICE           INVESTED
----------------------------------------   ---------------    ------------
Less than $50,000.......................               2.75%          2.778%
$50,000 to $99,999......................               2.25           2.302
$100,000 to $449,999....................               1.75           1.781
$500,000 to $999,999....................               1.00           1.010
$1,000,000 to $4,999,999................               0.75           0.750
$5,000,000 or more......................               0.60           0.600


    The Deferred Sales Charge is a charge of $17.50 per 1,000 units and is accrued in ten monthly installments commencing on the date indicated in part A of this Prospectus. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind redemption, although this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code) of an investor.

    It is anticipated that Securities will not be sold to pay the Deferred Sales Charge until after the date of the last installment. Investors will be at risk for market price fluctuations in the Securities from the several installment accrual dates to the dates of actual sale of Securities to satisfy this liability. In selling Securities the Portfolio will attempt to minimize any current tax liability for current investors.


    Employees of the Sponsor and Sponsor affiliates and non-employee directors of Merrill Lynch & Co. Inc. may purchase Units subject only to the Deferred Sales Charge.

EVALUATIONS

    Evaluations are determined by the Trustee on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. If the Securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or system (unless the Trustee deems these prices inappropriate) or, if closing sales prices are not available, at the mean between the closing bid and offer prices. If the Securities are not listed or if listed but the principal market is elsewhere, the evaluation is generally determined based on sales prices of the Securities on the over-the-counter market or, if sales prices in that market are not available, on the basis of the mean between current bid and offer prices for the Securities or for comparable securities or by appraisal or by any combination of these methods. Neither the Sponsor nor the Trustee guarantees the enforceability, marketability or price of any Securities.

NO CERTIFICATES

    All investors are required to hold their Units in uncertificated form and in 'street name' by their broker, dealer or financial institution at the Depository Trust Company ('DTC').

HOW TO REDEEM OR SELL UNITS

    You can redeem your Units at any time for net asset value. In addition, the Sponsor has maintained an uninterrupted secondary market for Units for over 20 years and will ordinarily buy back Units at net asset value. The following describes these two methods to redeem or sell Units in greater detail.

REDEEMING UNITS WITH THE TRUSTEE

    You can always redeem your Units for net asset value. This can be done by contacting your broker, dealer or financial institution that holds your Units in street name. In certain instances, additional documents may be required such as a trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

    Within seven days after the receipt of your request containing any necessary documents, a check will be mailed to you in an amount equal to the net asset value of your Units. Because of the sales charge, market movements or changes in the Portfolio, net asset value at the time you redeem your Units may be greater or less than the original cost of your Units. Net asset value is calculated each Business Day by adding the value of the Securities, declared but unpaid dividends on the Securities, cash and the value of any other Portfolio assets; deducting unpaid taxes or other governmental charges, accrued but unpaid Portfolio expenses and any remaining deferred sales charges for the current period, unreimbursed Trustee advances, cash held to redeem Units or for distribution to investors and the value of any other Portfolio liabilities; and dividing the result by the number of outstanding Units. After the initial offering period, net asset value will be reduced to reflect the cost to the Portfolio of liquidating Securities to pay the redemption price.

    As long as the Sponsor is maintaining a secondary market for Units (as described below), the Trustee will not actually redeem your Units but will sell them to the Sponsor for net asset value. If the Sponsor is not maintaining a secondary market, the Trustee will redeem your Units for net asset value or will sell your Units in the over-the-counter market if the Trustee believes it will obtain a higher net price for your Units. If the Trustee is able to sell the Units for a net price higher than net asset value, you will receive the net proceeds of the sale.


    If cash is not available in the Income and Capital Accounts to pay redemptions, the Trustee may sell Securities selected by the Sponsor based on market and credit factors determined to be in the best interest of the Portfolio. These sales are often made at times when the Securities would not otherwise be sold and may result in lower prices than might be realized otherwise and may also reduce the size and diversity of the Portfolio. If Securities are being sold during a time when additional Units are being created by the purchase of additional Securities (as described under Portfolio Description--The Principled Values Portfolio), Securities will be sold in a manner designed to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Security in the Portfolio.


    Any investor owning Units representing Securities with a value of at least $250,000 who redeems those Units prior to the rollover notification date indicated in Part A of the Prospectus may, in lieu of cash redemption, request distribution in kind of an amount and value of Securities per Unit equal to the otherwise applicable Redemption Price per Unit. Generally, whole shares of each Security together with cash from the Capital Account equal to any fractional shares to which the investor would be entitled (less any Deferred Sales Charge payable) will be paid over to a distribution agent and either held for the account of the investor or disposed of in accordance with instructions of the investor. Any brokerage commissions on sales of Securities in connection with in-kind redemptions may be borne by the redeeming investors. The in-kind redemption option is subject to all applicable legal restrictions and may be terminated by the Sponsor at any time upon prior notice to investors.

    Redemptions may be suspended or payment postponed (i) if the New York Stock Exchange is closed (other than customary weekend and holiday closings), (ii) if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making disposal or evaluation of the Securities not reasonably practicable or (iii) for any other period permitted by SEC order.

SPONSOR'S SECONDARY MARKET FOR UNITS

    The Sponsor, while not obligated to do so, will buy back Units at net asset value without any other fee or charge as long as they are maintaining a secondary market for Units. Because of the sales charge, market movements or changes in the portfolio, net asset value at the time you sell your Units may be greater or less than the original cost of your Units. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices for Units.

    The Sponsor may discontinue the secondary market for Units without prior notice. Regardless of whether the Sponsor maintains a secondary market, you have the right to redeem your Units for net asset value, as described above.

ROLLOVER


    In lieu of redeeming their Units or receiving liquidation proceeds upon the termination of the Fund, investors may elect, by written notice to the Trustee prior to the rollover notification date indicated in Part A, to apply their proportional interest in the Securities and other assets of the Fund toward the purchase of units of a new Principled Values Portfolio (if available). It is expected that the terms of any new portfolio, including this rollover feature, will be substantially the same as those of the Fund.

    A rollover of an investor's units is accomplished by the in-kind redemption of his Units of the Fund followed by the sale of the underlying Securities by a distribution agent on behalf of participating investors and the reinvestment of the sale proceeds (net of brokerage fees, governmental charges and other sale expenses) in units of the new portfolio at their net asset value.

    The Sponsor intends to sell the distributed Securities, on behalf of the distribution agent, as quickly as practicable and then to create units of the new portfolio as quickly as possible, subject in both cases to the Sponsor's sensitivity that the concentrated sale and purchase of large volumes of securities may affect market prices in a manner adverse to the interest of investors. Accordingly, the Sponsor may, in its sole discretion, undertake a more gradual sale of the distributed Securities and a more gradual creation of units of the new portfolio to help mitigate any negative market price consequences caused by this large volume of securities trades. In order to minimize potential losses caused by market movement during the rollover period, the Sponsor may enter into program trades, which might increase brokerage commissions payable by investors. There can be no assurance, however, that any trading procedures will be successful or might not result in less advantageous prices. Pending the investment of rollover proceeds in the securities to comprise the new portfolio, those moneys may be uninvested for up to several days. For any Securities in the Portfolio that will also be in the portfolio of the new Series, a direct sale of those securities between the two funds is now permitted pursuant to an SEC exemptive order. These sales will be effected at the securities' closing sales prices on the exchanges where they are principally traded, free of any brokerage costs.

    Investors participating in the rollover may realize taxable capital gain on the rollover but may not be entitled to a deduction for capital loss recognized on the rollover and, because of the rollover procedures, will not receive a cash distribution with which to pay those taxes. Investors should consult their own tax advisers in this regard. Investors who do not participate will continue to hold their Units until the termination of the Portfolio; however, depending upon the extent of participation in the rollover, the aggregate size of the Portfolio may be sharply reduced resulting in a significant increase in per Unit expenses.

    The Sponsor may, in its sole discretion and without penalty or liability to investors, decide not to sponsor a new portfolio or to modify the terms of the rollover. Prior notice of any decision would be provided to investors.

    The Division of Investment Management of the SEC is of the view that the rollover option constitutes an 'exchange offer', for the purposes of Section 11(c) of the Investment Company Act of 1940, and would therefore be prohibited absent an exemptive order. The Sponsor has received exemptive orders under
Section 11(c) which it believes permit it to offer the rollover, but no assurance can be given that the SEC will concur with the Sponsor's position and additional regulatory approvals may be required.


EXCHANGE OPTION

    You may exchange Units for units of other Select or Focus Portfolios, subject only to the Deferred Sales Charge on the units received. Holders of units of any other Select or Focus Portfolio, of any other Defined Asset Fund with a regular maximum sales charge of at least 3.50%, or of any unaffiliated unit trust with a regular maximum sales charge of at least 3.0%, may exchange those units for Units of this Portfolio at their relative net asset values, subject only to the Deferred Sales Charge on the Units.

    To make an exchange, you should contact your financial professional to find out what exchange funds are available and to obtain a prospectus. You may acquire units of only those exchange funds in which the Sponsor is maintaining a secondary market and which are lawfully for sale in the state where you reside. An exchange is a taxable event normally requiring recognition of any gain or loss on the units exchanged. However, the Internal Revenue Service may seek to disallow a loss if the portfolio of the units acquired is not materially different from the portfolio of the units exchanged; you should consult your own tax advisor. If the proceeds of units exchanged are insufficient to acquire a whole number of exchange fund units, you may pay the difference in cash (not exceeding the price of a single unit acquired).

    As the Sponsor is not obligated to maintain a secondary market in any series or to offer successor portfolios, there can be no assurance that units of a desired series will be available for exchange. The Exchange Option may be amended or terminated at any time without notice.

INCOME, DISTRIBUTIONS AND REINVESTMENT

INCOME AND DISTRIBUTIONS

    The annual income per Unit, after deducting estimated annual expenses per Unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the Securities and changes in the expenses of the Portfolio and, to a lesser degree, upon the level of purchases of additional Securities and sales of Securities. There is no assurance that dividends on the Securities will continue at their current levels or be declared at all.


    Each Unit receives an equal share of distributions of dividend income net of expenses. Dividends received are credited to an Income Account and other receipts to a Capital Account. Because dividends on the Securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the Income Account. A Reserve Account may be created by withdrawing from the Income and Capital Accounts amounts considered appropriate by the Trustee to reserve for any material amount that may be payable out of the Portfolio. Funds held by the Trustee in the various accounts do not bear interest. In addition, distributions of amounts necessary to pay the Deferred Sales Charge will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations. Although the Sponsor may collect the Deferred Sales Charge during the months stated in Part A, to keep Units more fully invested the Sponsor currently does not anticipate sales of Securities to pay the Deferred Sales Charge until after the final Deferred Sales Charge installment. Proceeds of the disposition of any Securities not used to pay Deferred Sales Charge or to redeem Units will be held in the Capital Account and distributed following liquidation of the Portfolio.


REINVESTMENT

    Any income and principal distributions on Units may be reinvested by participating in the Portfolio's reinvestment plan. Under the plan, the Units acquired for investors will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor's deposit of additional Securities, contracts to purchase additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase additional Securities. Deposits or purchases of additional Securities will generally be made so as to maintain the then existing proportionate relationship among the number of shares of each Security in the Portfolio. Units acquired by reinvestment will not be subject to the initial sales charge but will be subject to any remaining installments of Deferred Sales Charge. The Sponsor reserves the right to amend, modify or terminate the reinvestment plan at any time without prior notice. Investors holding Units in 'street name' should contact their broker, dealer or financial institution if they wish to participate in the reinvestment plan.

PORTFOLIO EXPENSES

    Estimated annual expenses are listed in Part A of the Prospectus; if actual expenses exceed the estimate, the excess will be borne by the Portfolio. To the extent that expenses exceed the amount available in the Income Account, the Trustee is authorized to sell Securities and pay the excess expenses from the Capital Account. The estimated expenses do not include the brokerage commissions payable by the Portfolio in purchasing and selling Securities. The Trustee's Fee shown in Part A of this Prospectus assumes that the Portfolio will reach a size estimated by the Sponsor and is based on a sliding scale that reduces the Trustee's fee as the size of the Portfolio increases. The Trustee's annual fee is payable in monthly installments. The Trustee also benefits when it holds cash for the Portfolio in non-interest bearing accounts. Possible additional charges include Trustee fees and expenses for extraordinary services, costs of indemnifying the Trustee and the Sponsor, costs of action taken to protect the Portfolio and other legal fees and expenses, Portfolio termination expenses and any governmental charges. The Trustee has a lien on Portfolio assets to secure reimbursement of these amounts and may sell Securities for this purpose if cash is not available. The Sponsor receives an annual fee currently estimated at $0.35 per 1,000 Units to reimburse it for the cost of providing Portfolio supervisory services to the Portfolio. While the fee may exceed its costs of providing these services to the Portfolio, the total supervision fees from all Series of Equity Investor Fund will not exceed its costs for these services to all of those Series during any calendar year. The Sponsor may also be reimbursed for its costs of providing bookkeeping and administrative services to Defined Asset Portfolios, currently estimated at $0.10 per 1,000 Units. The Trustee's and Sponsor's fees may be adjusted for inflation without investors' approval.

    All or a portion of expenses incurred in establishing the Portfolio, including the cost of the initial preparation of documents relating to the Portfolio, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses will be paid by the Portfolio and amortized over the life of the Portfolio. Advertising and selling expenses will be paid by the Sponsor at no charge to the Portfolio. Defined Asset Portfolios can be a cost-effective way to purchase and hold investments. Annual operating expenses are generally lower than for managed funds. Because Defined Asset Portfolios have no management fees, limited transaction costs and no ongoing marketing expenses, operating expenses are generally less than 0.25% a year. When compounded annually, small differences in expense ratios can make a big difference in your investment results.

TAXES


    The following discussion addresses only the tax consequences of Units held as capital assets and does not address the tax consequences of Units held by dealers, financial institutions or insurance companies.

    In the opinion of Davis Polk & Wardwell, special counsel for the Sponsors, under existing law:

       The Portfolio is not an association taxable as a corporation for federal income tax purposes. Each investor will be considered the owner of a pro rata portion of each Security in the Portfolio under the grantor trust rules of Sections 671-679 of the Internal Revenue Code of 1986, as amended (the 'Code'). Each investor will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are received by the Portfolio, regardless of whether such dividends are used to pay a portion of Portfolio expenses or whether they are automatically reinvested (see Reinvestment Plan).

       Amounts considered to have been received by a corporate investor from domestic corporations that constitute dividends for federal income tax purposes will generally qualify for the dividends-received deduction, which is currently 70%. Depending upon the particular corporate investor's circumstances, limitations on the availability of the dividends-received deduction may be applicable. Further, Congress from time to time considers proposals that would adversely affect the after-tax return to investors that can take advantage of the deduction. For example, the recently enacted Taxpayer Relief Act of 1997 requires the holding period for the dividends-received deduction (during which the investor's position may not be hedged) to be satisfied immediately proximate to each ex-dividend date. Investors are urged to consult their own tax advisers in this regard.

       An individual investor who itemizes deductions will be entitled to deduct his pro rata share of current Portfolio expenses only to the extent that this amount together with the investor's other miscellaneous deductions exceeds 2% of his adjusted gross income. The Code further restricts the ability of an individual investor with an adjusted gross income in excess of a specified amount (for 1997, $121,200 or $60,600 for a married person filing a separate return) to claim itemized deductions (including his pro rata share of Portfolio expenses).

       The investor's basis in his Units will equal the cost of his Units, including the initial sales charge. A portion of the sales charge is deferred until the termination of the Portfolio or the redemption of the Units. The proceeds received by an investor upon such event will reflect deduction of the deferred amount (the 'Deferred Sales Charge') and a charge for organizational expenses. The annual statement and the relevant tax reporting forms received by investors will be based upon the amounts paid to them, net of the Deferred Sales Charge and the charge for organizational expenses. Accordingly, investors should not increase their basis in their Units by the Deferred Sales Charge amount or any amount used to pay organizational expenses.

       An investor will generally recognize capital gain or loss when the investor disposes of his Units (by sale, redemption or otherwise) or when the Trustee disposes of the Securities from the Portfolio. However, deductions will be disallowed for such losses realized by investors who invest in a new Principled Values Portfolio ('rollover investor') within 30 days after incurring such losses to the extent that the securities in that series are substantially identical to the old Securities. Furthermore, an investor will generally not recognize gain or loss upon the distribution of a pro rata amount of each of the Securities by the Trustee to an investor (or to his agent) in redemption of Units, except to the extent of cash received in lieu of fractional shares. The redeeming investor's basis for such Securities will be equal to his basis for the same Securities (previously represented by his Units) prior to such redemption, and his holding period for such Securities will include the period during which he held his Units.

       Net capital gain (the excess of net long-term capital gains over net short-term capital losses) may be taxed at lower rates than ordinary income for certain individual and other noncorporate taxpayers. A capital gain or loss is long-term if the asset is held for more than one year and short-term if held for one year or less. The deduction of capital losses is subject to limitations. The lower net capital gain tax rate will be unavailable to those noncorporate investors who, as of the mandatory termination date (or earlier termination of the Portfolio), have held their units for less than a year and a day. Similarly, with respect to noncorporate rollover investors, this lower rate will be unavailable if, as of the beginning of the rollover period, those investors have held their units for less than a year and a day. Investors will not be entitled under the Taxpayer Relief Act of 1997 to the new 20% maximum federal tax rate for capital gains derived from the Portfolio.

       Under the income tax laws of the State and City of New York, the Portfolio is not an association taxable as a corporation and the income of the Portfolio will be treated as the income of the investors in the same manner as for federal income tax purposes.

       The foregoing discussion summarizes only certain U.S. federal and New York State and City income tax consequences of an investment in Units by investors who are U.S. persons, as defined in the Code. Foreign investors (including nonresident alien individuals and foreign corporations) not engaged in U.S. trade or business will generally be subject to 30% withholding tax (or lower applicable treaty rate) on distributions. Investors may be subject to taxation in New York or in other U.S. or foreign jurisdictions and should consult their own tax advisers in this regard.

                                   *  *  *  *

    At the termination of the Portfolio, the Trustee will furnish to each investor an annual statement containing information relating to the dividends received by the Portfolio on the Securities, the cash proceeds received by the Portfolio from the disposition of any Security (resulting from redemption or the sale by the Portfolio of any Security), and the fees and expenses paid by the Portfolio. The Trustee will also furnish annual information returns to each investor and to the Internal Revenue Service.


RETIREMENT PLANS

    This Series of Equity Investor Fund may be well suited for purchase by Individual Retirement Accounts ('IRAs'), Keogh plans, pension funds and other qualified retirement plans, certain of which are briefly described below. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging (prior to the year 2000) or tax-deferred rollover treatment. Investors in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any of these plans should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any of these plans. These plans are offered by brokerage firms, including the Sponsor of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.

    Retirement Plans for the Self-Employed--Keogh Plans. Units may be purchased by retirement plans established for self-employed individuals, partnerships or unincorporated companies ('Keogh plans'). The assets of a Keogh plan must be held in a qualified trust or other arrangement which meets the requirements of the Code. Keogh plan participants may also establish separate IRAs (see below) to which they may contribute up to an additional $2,000 per year ($4,000 in a spousal account).

    Individual Retirement Account--IRA. Any individual can make use of a qualified IRA arrangement for the purchase of Units. Any individual (including one covered by an employer retirement plan) can make a contribution in an IRA equal to the lesser of $2,000 ($4,000 in a spousal account) or 100% of earned income; such investment must be made in cash. However, the deductible amount of a contribution by an individual covered by an employer retirement plan will be reduced if the individual's adjusted gross income exceeds $25,000 (in the case of a single individual), $40,000 (in the case of a married individual filing a joint return) or $200 (in the case of a married individual filing a separate return). Under the Taxpayer Relief Act of 1997, these income threshholds will gradually be increased by the year 2004 to $50,000 for a single individual and $80,000 for a married individual filing jointly. Certain transactions which are prohibited under Section 408 of the Code will cause all or a portion of the amount in an IRA to be deemed to the distributed and subject to tax at that time. Unless nondeductible contributions were made in 1987 or a later year, all distributions from an IRA will be treated as ordinary income but generally are eligible for tax-deferred rollover treatment. Taxable distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability or where the amount distributed is part of a series of substantially equal periodic (at least annual) payments that are to be made over the life expectancies of the participant and his or her beneficiary, are generally subject to a surtax in an amount equal to 10% of the distribution. Under the Taxpayer Relief Act of 1997 the 10% surtax will be waived for withdrawals for certain educational and first-time homebuyers expenses. The Taxpayer Relief Act also provides, subject to certain income limitations, for a special type of IRA under which contributions would be non-deductible but distributions would be tax-free if the account were held for at least five years and the account holder was at least 59 1/2 at the time of distribution.

    Corporate Pension and Profit-Sharing Plans. A pension or profit-sharing plan for employees of a corporation may purchase Units.

RECORDS AND REPORTS

    The Trustee keeps a register of the names, addresses and holdings of all investors. The Trustee also keeps records of the transactions of the Portfolio, including a current list of the Securities and a copy of the Indenture, which may be inspected by investors at reasonable times during business hours.

    With each distribution, the Trustee includes a statement of the amounts of income and any other receipts being distributed. The Trustee sends each investor of record an annual report summarizing transactions in the Portfolio's accounts including amounts distributed from them during the year, identifying Securities sold and purchased and listing Securities held and the number of Units outstanding and stating the Redemption Price per 1,000 Units at year end, and the fees and expenses paid by the Portfolio, among other matters. Portfolio accounts are audited annually by independent accountants selected by the Sponsor and audited financial statements are available from the Trustee on request.

TRUST INDENTURE

    The Portfolio is a 'unit investment trust' created under New York law by a Trust Indenture between the Sponsor and the Trustee. This Prospectus summarizes various provisions of the Indenture, but each statement is qualified in its entirety by reference to the Indenture.

    The Indenture may be amended by the Sponsor and the Trustee without consent by investors to cure ambiguities or to correct or supplement any defective or inconsistent provision, to make any amendment required by the SEC or other governmental agency or to make any other change not materially adverse to the interest of investors (as determined in good faith by the Sponsor). The Indenture may also generally be amended upon consent of investors holding 51% of the Units. No amendment may reduce the interest of any investor without the investor's consent or reduce the percentage of Units required to consent to any amendment without unanimous consent of investors. Investors will be notified of the substance of any amendment.

    The Trustee may resign upon notice to the Sponsor. It may be removed by investors holding 51% of the Units at any time or by the Sponsor without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if under certain conditions the Sponsor determines in good faith that its replacement is in the best interest of the investors. The resignation or removal becomes effective upon acceptance of appointment by a successor; in this case, the Sponsor will use its best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee may apply to a court of competent jurisdiction to appoint a successor.

    If the Sponsor fails to perform its duties or becomes incapable of acting or bankrupt or its affairs are taken over by public authorities, the Trustee may appoint a successor Sponsor at reasonable rates of compensation, terminate the Indenture and liquidate the Portfolio or continue to act as Trustee without a Sponsor.

    The Sponsor and the Trustee are not liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, negligence (gross negligence in the case of the Sponsor) or reckless disregard of duty. The Indenture contains customary provisions limiting the liability of the Trustee.

MISCELLANEOUS

LEGAL OPINION

    The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsor.

AUDITORS

    The Statement of Condition in Part A of the Prospectus was audited by Deloitte & Touche LLP, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.

TRUSTEE

    The Trustee and its address are stated on the back cover of the Prospectus. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

SPONSOR

    The Sponsor is a wholly-owned subsidiary of Merrill Lynch & Co. Inc. The Sponsor, or one of its predecessor corporations, has acted as Sponsor of a number of series of unit investment trusts and as principal underwriter and managing underwriter of other investment companies. The Sponsor, in addition to participating as a member of various selling groups or as agent of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of these companies and sells securities to these companies in its capacities as broker or dealer in securities.

CODE OF ETHICS

    The Sponsor has adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its personnel who have access to information on Defined Asset portfolio transactions. The code is intended to prevent any act, practice or course of conduct which would operate as a fraud or deceit on any portfolio and to provide guidance to these persons regarding standards of conduct consistent with the Sponsor's responsibilities to Defined Asset Funds.

PUBLIC DISTRIBUTION

    During the initial offering period and thereafter to the extent additional Units continue to be offered for sale to the public by means of this Prospectus, Units will be distributed directly to the public by this Prospectus at the Public Offering Price determined in the manner provided above or to selected dealers who are members of the National Association of Securities Dealers, Inc. at a concession not in excess of the maximum sales charge. The Sponsor intends to qualify Units for sale in all states in which qualification is deemed necessary through the Underwriting Account and by dealers who are members of the National Association of Securities Dealers, Inc.. The Sponsor does not intend to qualify Units for sale in any foreign countries and this Prospectus does not constitute an offer to sell Units in any country where Units cannot lawfully be sold.

UNDERWRITER'S AND SPONSOR'S PROFITS

    Upon sale of the Units, the Sponsor will be entitled to receive sales charges. The Sponsor also realizes a profit or loss on deposit of the Securities equal to the difference between the cost of the Securities to the Portfolio (based on the aggregate value of the Securities on their date of deposit) and the purchase price of the Securities to the Sponsor plus commissions payable by the Sponsor. In addition, the Sponsor or Underwriter may realize profits or sustain losses on Securities it deposits in the Portfolio which were acquired from underwriting syndicates of which it was a member. During the initial offering period, the Sponsor also may realize profits or sustain losses as a result of fluctuations after the initial date of deposit in the Public Offering Price of the Units. In maintaining a secondary market for Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units and the prices at which it resells these Units (which include the sales charge) or the prices at which it redeems the Units. Cash, if any, made available by buyers of Units to the Sponsor prior to a settlement date for the purchase of Units may be used in the Sponsor's business to the extent permitted by Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.

PERFORMANCE INFORMATION

    Total returns, average annualized returns or cumulative returns for various periods of the current Portfolio may be included from time to time in advertisements, sales literature and reports to current and prospective investors. Total return shows changes in unit price during the period plus reinvestment of dividends and capital gains, divided by the maximum public offering price. Average annualized returns show the average return for stated periods for longer than a year. Figures reflect deduction of all Portfolio expenses and, unless otherwise stated, the maximum sales charge. No provision is made for any income taxes payable. Investors should bear in mind that this represents past performance and is no assurance of the future results of any current or future Portfolio.


    Past performance of any series may not be indicative of results of future series. Portfolio performance may be compared to the performance of the Domini 400 Social IndexSM, the Dow Jones Industrial Average, the S&P 500 Composite Price Stock Index, the S&P MidCap 400 Index, the S&P 500/Barra Growth Index, the average growth mutual fund or performance data from publications such as Lipper Analytical Services, Inc., Morningstar Publications, Inc., Money Magazine, The New York Times, U.S. News and World Report, Barron's, Business Week, CDA Investment Technology, Inc., Forbes Magazine or Fortune Magazine.


DEFINED ASSET FUNDS

    For decades informed investors have purchased unit investment trusts for dependability and professional selection of investments. Defined Asset Portfolios' philosophy is to allow investors to 'buy with knowledge' (because, unlike managed funds, the portfolio is generally fixed) and 'hold with confidence' (because the portfolio is professionally selected and regularly reviewed). Defined Asset Portfolios offers an array of simple and convenient investment choices, suited to fit a wide variety of personal financial goals--a buy and hold strategy for capital accumulation, such as for children's education or retirement, or attractive, regular current income consistent with the preservation of principal. Unit investment trusts are particularly suited for the many investors who prefer to seek long-term profits by purchasing sound investments and holding them, rather than through active trading. Few individuals have the knowledge, resources or capital to buy and hold a diversified portfolio on their own; it would generally take a considerable sum of money to obtain the breadth and diversity that Defined Asset Portfolios offer. Your investment objectives may call for a combination of Defined Asset Portfolios.

    One of the most important investment decisions you face may be how to allocate your investments among asset classes. Diversification among different kinds of investments can balance the risks and rewards of each one. Most investment experts recommend stocks for long-term capital growth. Long-term corporate bonds offer relatively high rates of interest income. By purchasing both defined equity and defined bond funds, investors can receive attractive current income, as well as growth potential, offering some protection against inflation. From time to time various advertisements, sales literature, reports and other information furnished to current or prospective investors may present the average annual compounded rate of return of selected asset classes over various periods of time, compared to the rate of inflation over the same periods.

    Investors may pursue investment growth to meet long-term goals such as children's education or retirement. But they are faced with decisions of selecting stock groups, choosing individual stocks, determining when to buy and sell and how to reinvest sales proceeds. Growth stocks--those whose price is expected to appreciate above average usually because of superior growth in earnings per share--can be difficult to select successfully because their prices tend to be more volatile than more established stocks and, by the time they are discovered by ordinary investors, their prices may have already increased beyond attractive levels or may be susceptible to dramatic declines if actual performance is less than anticipated.

SUPPLEMENTAL INFORMATION

    Upon writing or calling the Trustee shown on the back cover of this Prospectus, investors will receive without charge supplemental information about the Portfolio, which has been filed with the SEC. The supplemental information includes more detailed risk factor disclosure about the types of securities that may be part of the Portfolio and general information about the structure and operation of the Portfolio.

                              DEFINED
                              ASSET FUNDSSM



SPONSOR:                           EQUITY INVESTOR FUND
Merrill Lynch,                     SELECT SERIES
Pierce, Fenner & Smith IncorporatedPRINCIPLED VALUES PORTFOLIO
Defined Asset Funds
P.O. Box 9051
Princeton, NJ 08543-9051
(609) 282-8500                     This Prospectus does not contain all of the
TRUSTEE:                           information with respect to the investment
The Bank of New York               company set forth in its registration
Unit Investment Trust Department   statement and exhibits relating thereto which
P.O. Box 974                       have been filed with the Securities and
Wall Street Division               Exchange Commission, Washington, D.C. under
New York, NY 10268-0974            the Securities Act of 1933 and the Investment
1-800-221-7771                     Company Act of 1940, and to which reference
                                   is hereby made. Copies of filed material can
                                   be obtained from the Public Reference Section
                                   of the Commission, 450 Fifth Street, N.W.,
                                   Washington, D.C. 20549 at prescribed rates.
                                   The Commission also maintains a Web site that
                                   contains information statements and other
                                   information regarding registrants such as
                                   Defined Asset Funds that file electronically
                                   with the Commission at http://www.sec.gov.
                                   ------------------------
                                   No person is authorized to give any
                                   information or to make any representations
                                   with respect to this investment company not
                                   contained in its registration statement and
                                   exhibits relating thereto; and any
                                   information or representation not contained
                                   therein must not be relied upon as having
                                   been authorized.
                                   ------------------------
                                   When Units of this Portfolio are no longer available or for investors who may reinvest into subsequent Select Series, this
                                   Prospectus may be used as a preliminary
                                   prospectus for a future series, and investors should note the following:
                                   Information contained herein is subject to amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange
                                   Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
                                   This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such State.



                                                              --1/98

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS


A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


 I. Bonding arrangements of the Depositor are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of the Depositor is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of the Depositor are incorporated herein by reference to Exhibits 1.3 and 1.4 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositor has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filing indicated and made a part of this Registration Statement:

          Merrill Lynch, Pierce, Fenner & Smith Incorporated       8-7221


                          ----------------------------

    B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:


          Merrill Lynch, Pierce, Fenner & Smith Incorporated     13-5674085
          The Bank of New York, Trustee.....................     13-4941102

                       CONTENTS OF REGISTRATION STATEMENT
This Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet of Form S-6.

    The Cross-Reference Sheet (incorporated by reference from the Cross-Reference Sheet of the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

    The Prospectus.

    The Signatures.

    The following exhibits:


1.1 --Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to Amendment No. 2 to the Registration Statement on Form S-6 of Equity Income Fund, Select Growth Portfolio--1995 Series 2, Defined Asset Funds, Reg. No. 33-58535).
1.1.1 --Form of Standard Terms and Conditions of Trust Effective as of October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement under the Securities Act of 1933 of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
*3.1    --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the heading 'Miscellaneous--Legal Opinion' in the Prospectus.
*5.1    --Consent of independent accountants.
9.1 --Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Equity Income Fund, Select Ten Portfolio 1996 International Series B (United Kingdom and Japan Portfolios), 1933 Act File No. 33-00593).


-----------------------------
* To be filed by amendment.

                                   SIGNATURES


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 24TH DAY OF DECEMBER, 1997.


                         SIGNATURES APPEAR ON PAGE R-3.

    A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Numbers: 33-43466 and 33-51607


     HERBERT M. ALLISON, JR.
     BARRY S. FREIDBERG
     EDWARD L. GOLDBERG
     STEPHEN L. HAMMERMAN
     JEROME P. KENNEY
     DAVID H. KOMANSKY
     DANIEL T. NAPOLI
     THOMAS H. PATRICK
     JOHN L. STEFFENS
     DANIEL P. TULLY
     ROGER M. VASEY
     ARTHUR H. ZEIKEL
     By DANIEL C. TYLER
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)